Exhibit 21.1

SUBSIDIARIES OF ACCO WORLD CORPORATION

Acco Brands, Inc.	Delaware

ACCO Australia Pty. Limited	Australia

ACCO Canada Inc.	Ontario, Canada

ACCO Deutschland GmbH & Co. KG	Germany

ACCO Development, S.A. de C.V.	Mexico

ACCO Eastlight Limited	England

ACCO France S.A.S.	France

ACCO Italia S.p.A.	Italy

ACCO Mexicana S.A. de C.V.	Mexico

ACCO-Rexel Group Services Limited	England

ACCO-Rexel Limited	Republic of Ireland

ACCO UK Limited	England

Day-Timers, Inc.	Delaware